[Letterhead of Citigroup Inc.]


February 1, 2006

John Stickel
Attorney Advisor
Mail Stop 3561
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Registration Statement on Form S-3 of Citicorp Mortgage
         Securities Inc., file no. 333-130333


Dear Mr. Stickel:

I am a Senior Counsel -- Corporate Law of Citigroup Inc., and a Vice President and Assistant Secretary of Citicorp Mortgage Securities Inc. ("CMSI"), and in those capacities have represented CMSI in connection with the Registration Statement referenced above. I have reviewed the letter dated January 10, 2006 of Sara D. Kalin, Branch Chief -- Legal (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") and have reviewed the comments with various CMSI officers and employees. The following are CMSI's responses to the Staff's comments. Capitalized terms used without definition in this letter have the meanings given in the form of prospectus (the "Prospectus") included in the form of registration statement (the "Registration Statement") included in this submission. For your convenience, I have repeated each of the Staff's 13 numbered comments before CMSI's response.

I have also enclosed a paper copy of the Registration Statement (including all the exhibits filed today), which contains a revised prospectus supplement and base prospectus that, as indicated below, implements certain changes requested by the Staff in the Comment Letter. The prospectus has been marked to show changes from the prospectus previously filed. Also at your request (Comment 5 below), I have enclosed a marked copy of the form of Pooling and Servicing Agreement filed as an exhibit to the Registration Statement.

John Stickel
United States Securities and Exchange Commission
February 1, 2006
page 2



General Comments Comment 1: Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate.

Response: Noted.


Comment 2: Please include a separately captioned section to briefly describe any legal proceedings pending against the sponsor, seller, depositor, trustee, issuing entity, servicer, or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 or Regulation AB.

Response: See new section, "Legal Proceedings," in the prospectus supplement.


Comment 3: Please confirm that the depositor or issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: CMSI confirms that the each depositor or issuing entity previously established, directly or indirectly, by CMSI or any affiliate of CMSI has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. (Some filings for Citigroup Mortgage Loan Trust Inc. (see below) were filed under the wrong CIK number; CitiMortgage, Inc., which is responsible for the filings, has been working to correct the mistake on EDGAR.) The affiliates of CMSI that have offered a class of asset-backed securities involving the same asset class as this offering, and their CIK codes, are as follows:

     CitiFinancial Mortgage Securities Inc. 0001102620
     Citigroup Mortgage Loan Trust Inc.     0001257102

John Stickel
United States Securities and Exchange Commission
February 1, 2006
page 3

Comment 4: Please confirm that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or that finalized agreements will be filed prior to or simultaneously with the final prospectus.

Response: CMSI confirms that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or that finalized agreements will be filed prior to or simultaneously with the final prospectus.


Comment 5: Please provide us with a copy of your pooling and servicing agreement marked to show the changes you have made in response to Regulation AB.

Response: A clean and a marked copy of the pooling and servicing agreement is enclosed. The marked copy shows changes from the pooling agreement for CMSI's Series 2005-8, which was the last series of REMIC pass-through certificates for which CMSI acted as depositor prior to the effective date of Regulation AB. Many of the marked changes were not made in response to Regulation AB, but were intended to simplify or clarify the pooling agreement. The main changes made to accommodate Regulation AB are in Sections 3.14, 3.21 and 3.22.


Comment 6: We note that your base prospectus indicates that the trusts may include mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. However, your prospectus supplement does not contemplate an offering of securities backed by a pool of other securities. Rather, it appears to contemplate the securitization of residential mortgages. Please refer to
Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

John Stickel
United States Securities and Exchange Commission
February 1, 2006
page 4

Response: We have eliminated all references in the prospectus to trusts substantially comprised of agency certificates. CMSI has never formed any such trust, and will not do so in the future under this Registration Statement unless pursuant to a post-effective amendment.


Comments relating to the Prospectus Supplement
Summary Information page 4

Comment 7: Please provide a brief summary of events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds. For example, we note from your disclosure on page 43 that once any bankruptcy loss limit or the subordination depletion date is reached, principal allocations to the classes will be reduced by the principal portion of any debt service reductions. Please revise accordingly or advise.

Response: The only event that would trigger liquidation or amortization of the asset pool is a "clean-up call," as described in the prospectus (see our response to comment 9 below). In this respect, residential mortgage securitizations differ from, for example, credit card receivable securitizations, where there are a number of events that could trigger an "early amortization event." Generally, in a residential mortgage securitization, the flows of principal to the senior target-rate classes are complex. As a simple example, classes may be structured so that all principal payments allocated to the senior classes go to class A-1 until its principal balance is reduced to zero, following which all principal payments allocated to the senior classes go to class A-2, and so forth. As another example, so called "NAS" classes receive no principal payments for five years, following which they receive less than pro-rata payments of principal for an additional period.
The subordination depletion date is the date on which the principal balances of all the subordinated classes are reduced to zero. Following that date, all the senior classes receive pro-rata payments of principal and interest. This is because paying off any senior class faster would increase the risk to the slow-pay classes of absorbing more than their share of loan losses. We do not regard this as an

John Stickel
United States Securities and Exchange Commission
February 1, 2006
page 5


event akin to a early amortization event, but merely part of the overall structure of the flow of funds, much like the pay down of the principal balance of some classes which affects the relative share of the cash flow to other classes. In any case, the effects of the subordination depletion date and the bankruptcy loss limit are fully described in the prospectus at pages 11 and 37-38. (CMSI's securitizations have not, in fact, used bankruptcy loss limits since mid-2004.)


Comment 8: While we note your discussions regarding distribution priorities and loss allocations, we encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(VI) of Regulation AB.

Response: CMSI agrees that a graphical presentation would be helpful at various places in the prospectus. Based on your comment, we have now ordered a software package (Microsoft Visio) that will enable us to produce appropriate graphical aids, and we intend to add such aids as soon as practicable.


Clean-Up Call, page 7
Comment 9: It appears from your disclosure on page 54 that this sentence relates to an optional redemption feature. Please expand your summary disclosure to better explain the terms of this feature instead of merely indicating that a "clean-up call" is permitted when the principal balance is less than 10% of the principal balance as of the cut-off date.

Response: We have expanded the description of the clean-up call in the summary at page 7.


The Insurer, page 14
Comment 10: Please confirm that this section will include all information required by Item 1114(b) of Regulation AB.

Response: CMSI confirms that the sections on the Insurer in the prospectus supplement will include all information required by Item 1114(b) of Regulation AB.

John Stickel
United States Securities and Exchange Commission
February 1, 2006
page 6

Series Structure, page 32
Classes of Securities, page 34
Comment 11: We note that only certificates rated as investment grade by a nationally recognized rating agency are offered by the prospectus. Please describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to item 1120 of Regulation AB.

Response: We have added a paragraph to page 32 in the Core Prospectus, at the end of "Risk factors -- Ratings considerations" explaining that at the issuance of the certificates, each rating agency charges a one-time "surveillance fee" for monitoring the performance of the mortgage loans and adjusting the rating of the certificates as necessary.


Comments on Base Prospectus
Allocations
Interest Allocations, page 40
Comment 12: We note that some classes may be LIBOR or inverse LIBOR classes. Please confirm that LIBOR is the only index on which interest may be based or expand your disclosure in the base prospectus to include any other indices on which interest may be based.

Response: CMSI has not issued a floating rate certificate based on an interest rate index other than LIBOR for at least the last six years. It is possible, however, that underwriters may structure such classes using alternative indexes. Since there is no way to know in advance which of many possible indexes might be used, there is no disclosure of the properties of any alternative index in the core prospectus. If an alternative index were used, CMSI would of course disclose in the prospectus supplement the properties of the alternative index in a manner comparable to the LIBOR disclosure in the core prospectus. If an alternative index was used with sufficient frequency, CMSI would move the disclosure to the base prospectus.

Use of Proceeds, page 104
Comment 13: We note your disclosure that CMSI will use the net proceeds from the sale of certificates to purchase mortgage loans and

John Stickel
United States Securities and Exchange Commission
February 1, 2006
page 7

"for other general corporate purposes," which may include the repayment of indebtedness to Citigroup, its affiliates or unaffiliated parties. Please expand the disclosure in your prospectus supplement to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Additionally, separately identify the type and amount of expenses paid to each transaction party or affiliate. Refer to
Item 1107(j) of Regulation AB.

Response: We have modified the "Use of Proceeds" section (pages 103-04) to indicate that CMSI will use all the proceeds of the offering to purchase the mortgage loans from CitiMortgage, and to pay the expenses of the offering. A table of expenses is included at pages 73-74 of the core prospectus under "Servicing -- Fees and expenses."


If you have any questions regarding this letter or the Registration Statement, please do not hesitate to call or e-mail me at the number or e-mail address shown on the front page of this letter.

Yours truly,

/s/ Howard Darmstadter

Howard Darmstadter
Senior Counsel -- Corporate Law